STRATCOM MEDIA, LTD
                                  1947 LEE ROAD
                              WINTER PARK, FL 32789

 April 18, 2000

 Mr. Russ Mancuso
 U.S. Securities and Exchange Commission
 Washington, D.C.

 Via telefax

Re:   Stratcom Media, Ltd
      Registration Statement on Form 10-SB
      File No. 0-30564

Dear Mr. Mancuso,

I am writing to confirm our conversation about the matters set forth in Mr. Peggy Fisher's letter dated April 5, 2000 to my client concerning the above registration statement.

You advised me the staff's position was based upon the following:

o The litigation with the SEC is still in dispute.

o The SEC does not deem it appropriate that the issuer be able to trade on the Bulletin Board until all issues related to the litigation are resolved.

If I have misunderstood our conversation, please advise me.

Consistent with and solely at the "strong recommendation" of the SEC as set forth in Ms. Fisher's letter, on behalf of the above registrant, we hereby request that the registration statement be withdrawn immediately.

                                    Sincerely,


                                    /s/ Roberto Veitia
                                    Roberto Veitia, President